FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

May 9, 2005
Mr H R Schwall
Assistant Director
United States Securities and Exchange Commission
Divisions of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

                                              Finance Department
                                              Direct line +44 (0)20 7259 4126
                                              Direct fax  +44 (0)20 7245 1296
                                              Jonathan.nicholls@hansonplc.com
                                              Ref: JCN\cmt\w:423\Han05

Dear Mr Schwall

Hanson plc
20-F for the fiscal year ended December 31, 2004
File no. 333-109672

In response to your letter of April 5, 2005 (and our  subsequent  correspondence and  telephone  conversation),  we would  advise you that  Hanson  PLC  provides financial  information analysed by its operational segments in its Annual Report and Form 20F.  These  operational  segments  are  based on its seven  divisions:
Hanson North America Aggregates;  Hanson North America Building Products; Hanson
UK Aggregates; UK Building Products; Hanson Australia;  Hanson Asia Pacific; and
Hanson Continental  Europe.  This is consistent with the way that Hanson manages its  businesses  and we have concluded that this meets United Kingdom and United
States disclosure requirements for segmental reporting.

We would propose that, with respect to proven and probable aggregates reserves;

a)       we identify reserves by reference to the relevant operational segments set out in our Annual Report and Form 20-F for fiscal 2004, i.e.
         Hanson North America Aggregates; Hanson UK Aggregates; Hanson
         Australia; Hanson Asia Pacific and Hanson Continental Europe;

b)       we split such aggregates reserves in each of these operating segments into crushed rock on the one hand and sand and gravel on the other.
         We do not for the purposes of management information internally distinguish between limestone and granite reserves, but generally refer to crushed rock reserves;

c)       we identify the percentage of such aggregates reserves in each operating segment which are located on owned or leased property;

d)       we provide a map for each operating segment and identify the individual aggregates operations in that operating segment; and

e)       we provide an estimate of the average expected life of such aggregates reserves in each operating segment based on the production figures for these operating segments for the year in which the Annual Report and
         Form 20-F is to be prepared;

and with respect to proven and probable clay reserves;

a)       we identify such clay reserves by reference to the two operating segments that are applicable, i.e. Hanson North America Building
         Products and Hanson UK Building Products;

b)       we identify the percentage of such clay reserves in each of these two operating segments which are located on owned or leased property;

c)       we provide a map identifying the brick factories and clay reserves in each of the two operating segments; and

d)       we provide an estimate of the average expected life of the clay reserves in each of these two operating segments based on the brick production figures for the year in which the Annual Report and Form
         20-F is to be prepared.

We believe that the above disclosures,  with appropriate caveats, should provide
investors  with  adequate   information  about  the  group's  mineral  reserves,
recognising  that the group has  almost  420  crushed  rock and sand and  gravel quarries throughout the world and more than 40 brick plants in the two operating segments  that  are  relevant,  and  that  none  of  the  individual  operations represented more than 3% of the group's overall annual aggregates production, or more than 8% of the group's overall annual brick production respectively,  based on  production  figures  for  fiscal  2004.  I trust  that  the  above  proposed disclosure  addresses your comments in your letter and look forward to receiving your confirmation.

Yours sincerely

J C Nicholls
FINANCE DIRECTOR

May 27, 2005

Mr H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington
D.C. 20549-0405
USA

Dear Mr Schwall,

In  relation  to my  letter  dated  May 9,  2005  and  our  subsequent  telephone  conversation,  Hanson acknowledges that:

1)       it is  responsible  for the adequacy and accuracy of the  disclosures  made in its filings with the SEC;

2)       SEC staff  comments,  or  changes to  disclosure  in  response  to SEC staff  comments,  do not foreclose the SEC from taking any action with respect to the filing; and

3)       it may not  assert  SEC staff  comments  as a defence in any  proceeding  initiated  by the SEC under federal securities laws of the United States.

Yours sincerely,

Jonathan Nicholls
Finance Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    May 27, 2005